[CLIFFORD CHANCE LETTERHEAD]

December 4, 2008

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”)
File Number 811-10593

To Whom It May Concern:

I enclose Amendment No. 1 to the Fund’s Schedule TO, to be filed via EDGAR on or about the date hereof in connection with a repurchases offer to be conducted by the Fund.

If you have any questions, please feel free to contact me at (212) 878-3412. Thank you.

Best regards,

/s/ Jeremy Senderowicz
Jeremy Senderowicz